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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                                 SRS Labs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   78464M 10 6
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                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 78464M 10 6             SCHEDULE 13G                 Page 2 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS OR
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Rayfa (BVI) Limited
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
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                                        5   SOLE VOTING POWER

                                            709,760
                                        ----------------------------------------
             NUMBER                     6   SHARED VOTING POWER
           OF SHARES
          BENEFICIALLY                       0
             OWNED                      ----------------------------------------
            BY EACH                     7   SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                         709,760
              WITH                      ----------------------------------------
                                        8   SHARED DISPOSITIVE POWER

                                            0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    709,760
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       [ ]

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.6%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
--------------------------------------------------------------------------------


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---------------------                                          -----------------
CUSIP No. 78464M 10 6             SCHEDULE 13G                 Page 3 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS OR
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Choi Yat Ming
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Hong Kong
--------------------------------------------------------------------------------
                                         5   SOLE VOTING POWER

                                             861,010
               NUMBER                    ---------------------------------------
             OF SHARES                   6   SHARED VOTING POWER
           BENEFICIALLY
               OWNED                         0
              BY EACH                    ---------------------------------------
             REPORTING                   7   SOLE DISPOSITIVE POWER
               PERSON
                WITH                         861,010
                                         ---------------------------------------
                                         8   SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    861,010
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       [ ]

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.8%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
--------------------------------------------------------------------------------
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CUSIP No. 78464M 10 6             SCHEDULE 13G                 Page 4 of 7 Pages
---------------------                                          -----------------

ITEM 1(a). NAME OF ISSUER:

           SRS Labs, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           2909 Daimler Street, Santa Ana, California 92705

ITEM 2(a). NAMES OF PERSONS FILING:

           Rayfa (BVI) Limited and Choi Yat Ming

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           The address of the principal office of Rayfa (BVI) Limited is Tropic Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

           The address of the principal office of Choi Yat Ming is c/o Valence Technology Inc., Unit 413, 4th Floor, Hong Kong Industrial Technology Centre, 72 Tat Chee Avenue, Kowloon Tong, Hong Kong.

ITEM 2(c). CITIZENSHIP:

           Rayfa (BVI) Limited is a British Virgin Islands corporation. Choi Yat Ming is a citizen of Hong Kong.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

           Common Stock

ITEM 2(e). CUSIP NUMBER:

           78464M 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.78o);

           (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c);

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

           (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);


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---------------------                                          -----------------
CUSIP No. 78464M 10 6             SCHEDULE 13G                 Page 5 of 7 Pages
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           (f) [ ] An employee benefit plan or endowment fund in accordance with
                   Section 240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with
                   Section 240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Section 240.13d-1(c), check this box [ ].

ITEM 4. OWNERSHIP.

           (a) AMOUNT BENEFICIALLY OWNED:

               Rayfa (BVI) Limited                               709,760
               Choi Yat Ming                                     861,010

           (b) PERCENT OF CLASS:

               Rayfa (BVI) Limited                                  5.6%
               Choi Yat Ming                                        6.8%


           (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                      Rayfa (BVI) Limited                        709,760
                      Choi Yat Ming                              861,010

                (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                      Rayfa (BVI) Limited                              0
                      Choi Yat Ming                                    0

                (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                      Rayfa (BVI) Limited                        709,760
                      Choi Yat Ming                              861,010

                (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                      Rayfa (BVI) Limited                              0
                      Choi Yat Ming                                    0

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CUSIP No. 78464M 10 6             SCHEDULE 13G                 Page 6 of 7 Pages
---------------------                                          -----------------


        Choi Yat Ming is the sole shareholder and director of Rayfa (BVI) Limited. In such capacities, Mr. Choi is able to direct the vote and dispose of the shares of the Issuer's common stock which are reported herein. The 861,010 shares beneficially owned by Choi Yat Ming include 151,250 shares issuable upon exercise of stock options that vest on or before March 1, 2001.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Choi Yat Ming is the sole shareholder and director of Rayfa (BVI) Limited. In such capacities, Mr. Choi is able to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock which are reported herein.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Inapplicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        This filing is made on behalf of Rayfa (BVI) Limited and Choi Yat Ming as members of a group.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Inapplicable.

ITEM 10. CERTIFICATION.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 78464M 10 6             SCHEDULE 13G                 Page 7 of 7 Pages
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 14, 2001
                                               ---------------------------------
                                                            Date


                                               RAYFA (BVI) LIMITED


                                               By: /s/ CHOI YAT MING
                                                   -----------------------------
                                                   Name: Choi Yat Ming
                                                   Title: Director

                                                /s/ CHOI YAT MING
                                                --------------------------------
                                                Choi Yat Ming

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                                 EXHIBIT INDEX

        EXHIBIT
        NUMBER                    DESCRIPTION
        --------                  -----------
          A           Agreement between Rayfa (BVI) Limited and Choi Yat Ming